

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 20, 2023

John Hanson
Chief Financial Officer
Turtle Beach Corp
44 South Broadway
4th Floor
White Plains, NY 10601

> **Re: Turtle Beach Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 29, 2023**
> **Form 8-K Filed August 7, 2023**
> **Response Dated September 7, 2023**
> **File No. 001-35465**

Dear John Hanson:

We have reviewed your September 7, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2023 letter.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Key Performance Indicators and Non-GAAP Measures, page 27

1.
We note your response to prior comment 3 related to the adjustments titled Proxy context and other. Please address the following:

- Describe to us in more detail the facts and circumstances related to the proxy contest

and related litigation.
- Tell us the amounts included in the adjustment relating to (i) legal fees, (ii) other professional fees, (iii) employee and executive retention costs and (iv) the settlement of the intellectual property lawsuit in 2022. In addition, separately describe to us in sufficient detail the nature of each of these costs.

2. We have read your response to prior comments 3 and 9 related to the Inventory and component related reserves adjustments. Please describe to us in detail the specific facts and circumstances that resulted in the inventory impairments you recorded in fiscal year 2022. In addition, specifically address the following:

- Explain to us how pandemic-related global supply chain disruptions resulted in your recording an inventory impairment of $5.2 million. Identify the type of inventory items that you concluded were impaired.
- Describe to us in detail the circumstances that led to, and the nature of, the $4.4 million of costs written-off in 2022. Help us better understand how pandemic shortages resulted in various product redesigns that led to your having to reserve for unused components and unfulfilled purchase commitments. Tell us about the unfulfilled purchase commitments.
- Tell us why purchasing and managing inventory levels and any resulting inventory impairments would not be considered a normal, recurring part of your operations. Explain to us in more detail why you believe these non-GAAP adjustments are consistent with the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretation on Non-GAAP Financial Measures.

Form 8-K Filed August 7, 2023
Exhibit 99.1, page E-10

3. We note your response to prior comment 6, where you indicate that you reported the valuation allowance against your U.S. deferred tax assets as a non-GAAP adjustment as it is a non-recurring, non-cash item and not indicative of the company's overall performance. You also indicate that since you expect to utilize these deferred tax assets in the future, you believe it is appropriate to adjust for the impact that the valuation allowance had on Adjusted Earnings and Non-GAAP Earnings (Loss) measures. Please address the following:

- Considering the non-GAAP loss you reported in fiscal year 2022, explain to us how you determined that your evaluation of the positive and negative evidence to support realizability would be different on a non-GAAP basis such that excluding the GAAP tax valuation allowance in fiscal year 2022 would be appropriate.
- Based on the minimal GAAP tax expenses you recorded during the three and six months ended June 30, 2023, tell us what the tax valuation adjustments to the non-

GAAP measures in fiscal year 2023 represent, as they do not appear to be eliminating GAAP tax expenses.

You may contact Mindy Hooker at (202) 551-3732 or Martin James at (202) 551- 3671 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing